UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)	July 28, 2005

A. M. Castle & Co.
(Exact name of registrant as specified in its charter)

Maryland	1-5415	36-0879160
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.

3400 N. Wolf Road, Franklin Park, Illinois	60131
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number including area code	847/455-7111

(Former name or former address if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13 e-4(c) under the Exchange Act (17 CFR 240.13 e-4(c))

Item 1.01 Entry into a Material Definitive Agreement

On July 29, 2005 the Company and its subsidiary, A. M. Castle & Co. (Canada) Inc., (the åCanadian Subsidiaryæ), entered into an $82.0 million in U.S. dollars, five-year revolving credit agreement (the åRevolveræ) with a syndicate of lenders including Bank of America, N.A., as a lender and as U.S. agent, and Bank of America, N.A., Canada Branch, as a lender and as Canadian agent. The Revolver consists of (i) a $75.0 million revolving loan (the åU.S. Facilityæ) and (ii) a $7.0 million revolving loan (the åCanadian Facilityæ) to be drawn by the borrower from time to time. The Canadian Facility can be drawn in U.S. dollars and/or Canadian dollars.

The U.S. Facility is guarantied by the material domestic subsidiaries of the Company and is secured by substantially all of the assets of the Company and such domestic subsidiaries. Pursuant to that certain Collateral Agency and Intercreditor Agreement, dated as of March 20, 2003, among U.S. Bank, National Association, as Collateral Agent, the long-term noteholders of the Company, The Northern Trust Company, the Company and its material domestic subsidiaries, the obligations of the Company under the U.S. Facility rank pari-passu with the Company’s long-term notes and its trade acceptance facility with Northern Trust Company. The U.S. Facility provides for a swing line subfacility in an aggregate amount up to $5,000,000 and for a letter of credit subfacility providing for the issuance of letters of credit in an aggregate amount up to $10,000,000. Depending on the type of borrowing selected by the Company, the applicable interest rate for loans under the U.S. Facility is calculated as a per annum rate equal to (i) LIBOR plus a variable margin or (ii) the greater of (x) the U.S. prime rate or (y) the federal funds effective rate plus 0.5%. The margin on LIBOR loans will initially be 1.375% through September 30, 2005 and may fall or rise as set forth on a grid depending on the Company’s debt-to-total capital ratio as calculated on a quarterly basis. As of August 3, 2005 there were $1,000,000. in revolving loans outstanding under the U.S. Facility.

The Canadian Facility is guarantied by the Company and is secured by substantially all of the assets of the Canadian Subsidiary. The Canadian Facility provides for a letter of credit subfacility providing for the issuance of letters of credit in an aggregate amount up to Cdn.$2,000,000. Depending on the type of borrowing selected by the Canadian Subsidiary, the applicable interest rate for loans under the Canadian Facility is calculated as a per annum rate equal to (i) for loans drawn in U.S. dollars, the rate is the same as the U.S. Facility and (ii) for loans drawn in Canadian dollars, (x) the applicable CDOR rate for banker’s acceptances of the applicable face value and tenor or (y) the greater of (I) the Canadian prime rate and (II) the one-month CDOR rate plus 0.5%. As of August 3, 2005 there were Cdn.$8,105,100. in revolving loans outstanding under the Canadian Facility.

The Revolver is an asset-based loan with a borrowing base that fluctuates primarily with the Company’s and Canadian Subsidiary’s receivables and inventory levels. The covenants contained in the Revolver, including the financial covenants, match those set forth in the Company’s long-term note agreements. These covenants limit certain matters, including the incurrence of liens, the sale of assets and mergers and consolidations, and include a maximum debt-to working capital ratio, a maximum debt-to-total capital ratio and a minimum net worth provision. The Revolver is also similar to the Company’s other senior indebtedness, includes a provision to release liens on the assets of the Company and all of its subsidiaries should the Company achieve an investment grade rating.

The Company used proceeds available under the U.S. Facility to repay in full and terminate its accounts receivable purchase facility (the åRPFæ) with General Electric Capital Corporation. In connection with the Canadian Facility, the Canadian Subsidiary repaid in full and terminated its former revolving credit facility with The Bank of Nova Scotia. With the termination of the RPF, future financial statement filings by the Company will contain all trade receivables of the Company and its subsidiaries, and outstanding borrowings under the Revolver will be classified as debt.

Available proceeds under the Revolver may be used for general corporate purposes.

A copy of the agreement is attached to this filing as Exhibit 10.

Item 1.02 Termination of a Material Definitive Agreement

On Friday, July 29, 2005 the Company’s Receivables Purchase Facility dated December 26, 2002 with General Electric Capital Corporation was terminated. The termination was made in connection with the closing of the Company’s new secured revolving credit facility described in Item 1.01 above. There was no additional cost to the Company in connection with the early termination of this agreement.

Item 2.02 Results of Operation and Financial Condition

On Tuesday, August 2, 2005 the Company disseminated a press release, attached as Exhibit A, announcing the Company’s operational results for the Second Quarter ending June 30, 2005.

As part of the press release there is a bridge of non-GAAP financial measurement of EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) to reported net income. It is shown below the disclosure of the GAAP figures for Operating income, Net income and Diluted earnings per share. This reconciliation of EBITDA to Net income is for the Six Months Ended June 30, 2005 and June 30, 2004.

The Company believes, however, that EBITDA is an important term and concept because of its use by the professional investment community, including the Company’s primary lenders. The Company believes the use of this Term is necessary to a proper understanding of the changes in the Company’s earnings.

Item 5.02 Departure of Directors or Principal Officers; Election of Directors;
Appointment of Principal Officers

(a.)
On Thursday, July 28, 2005, Mr. John W. McCarter, Jr. announced his retirement from the Company’s Board of Directors. Mr. McCarter served as a Director of the Company for 22 years and was Chairman of the Board’s Human Resource Committee.

(b.)
On Thursday, July 28, 2005, at the Company’s regularly scheduled quarterly Board meeting, the Board of Directors elected Mr. Brian P. Anderson and Mr. Thomas A. Donahoe as directors of A. M. Castle & Co.

Mr. Anderson is former Executive Vice President/CFO of Office Max, Inc. (November 2004 to January 2005). Prior to that, Mr. Anderson was Corporate Vice President Finance, Senior Vice President/CFO of Baxter International (May 1977 to June 2004). Mr. Anderson is a member of the Board of Directors of WW Grainger since 1999. Mr. Anderson was appointed a member of the Company’s Audit Committee.

Mr. Donahoe, retired Vice Chair of Price Waterhouse LLP, is a director of NiCor, Inc. and Andrew Corp. Mr. Donahoe was appointed a member of the Company’s Audit Committee.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

On Thursday, July 28, 2005 the Company amended its Bylaws to increase the size of its Board of Directors by to 9. A copy of the amendment is attached as Exhibit 3.

    Exhibits:
    Correspondence - Press Release
    Exhibit 10 - Credit Agreement
    Exhibit 3 - Amendment to By-Laws

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

A. M. Castle & Co.
/s/ Lawrence A. Boik
Lawrence A. Boik
Vice President, Controller/Treasurer

Date: August 2, 2005